Exhibit 17.1

RESIGNATION LETTER

June 1, 2009

To the Shareholders and Board of Directors of

Duke Mining Company, Inc.

Gentlemen:

This letter shall serve as notice that as of the date hereof, I hereby resign from my position as President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and as a Director of Duke Mining Company, Inc. (the “Corporation”).  My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Furthermore, I agree to forgive any unpaid salary and any amounts owed to me for accrued expenses, loans or other reason.

Sincerely,

By:	/s/ DARREN MILES
DARREN MILES